Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination (the “Business Combination”) between Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

Aerospace Executive Podcast:

So welcome back to the Aerospace Executive Podcast. I'm absolutely thrilled to have Marc Bell from a Boca Raton, Florida on board with me. Mark is the CEO of Terran Orbital. Terran is a world leader in the manufacturer of small satellites. And that world is about ready to get on fire. Would you say Marc, 50,000 satellites over the next 10 years?

Marc Bell, CEO of Terran Orbital:

That's what they're saying. The market is growing leaps. If you look at how many launch vehicles are being built, the market's on fire.

Aerospace Executive Podcast:

Well, welcome. Thanks for coming on today.

Marc Bell, CEO of Terran Orbital:

Thank you for having me. I appreciate it.

Aerospace Executive Podcast:

So, as I was mentioning before we started recording, your background is incredible. You're a hell of an entrepreneur. You've done everything from real estate investment trusts to Broadway shows, which you said on a dare, and now you've got Terran Orbital getting ready to go public in a SPAC and it's exciting stuff. And how did you get... How did you end up in the satellite arena? What made you go from Broadway to satellites?

Marc Bell, CEO of Terran Orbital:

Well, it all started when I was a child. I wanted to be an astronaut. That was my goal as a kid. I wanted to be an astronaut. Ended up in high school becoming a computer nerd and was... Become pretty good at programming. And my father told me there's no future to computers. I should be a doctor or lawyer or accountant. So I went ahead and studied accounting. Got a master's in real estate finance and realized I really just wanted to work with computers. And started my first company out of grad school. And which turned into Globix. We have, own 20,000 miles of fiber around the world. We were the world's largest logical peer, meaning we connected to more networks than anybody else. And we were the second largest owner of internet data centers in the world, but fiber couldn't reach everywhere. So I realized other... Eastern Europe specifically. So we went ahead and we started building ground stations all throughout Eastern Europe. And that was my first foray into satellites.

Aerospace Executive Podcast:

You talk about Eastern Europe, former Soviet satellite companies? Or more like poling, former satellite, where internet is just kind of a budding thing? Did you see the market there?

Marc Bell, CEO of Terran Orbital:

Yeah. Yeah. We were trying to be a global... We were a global provider. We provided internet access around the globe, mostly to foreign telephone companies, foreign ISPs. We were carriers carrier is how we viewed it. That's how our business started. And then people started asking us to build websites and hosting websites. We went from a carrier to a web hosting company to collocation firm. We hosted some of Microsoft's original websites, some of Walmart's original websites.

Aerospace Executive Podcast:

Awesome.

Marc Bell, CEO of Terran Orbital:

About half of the Fortune 50, we were their original hosting company.

Aerospace Executive Podcast:

Awesome. I love it. So, here you are with Terran. Now, when did you start Terran? How long ago ?

Marc Bell, CEO of Terran Orbital:

Terran started... The idea started about eight, 10 years ago. I was at the Milken Conference out in LA. People were starting to talk about CubeSat. And so I wanted to meet the guy who invented the CubeSat. And it was two gentlemen, Dr. Jordi Puig-Suari and Bob Twiggs. Jordi Puig-Suari was up at Cal Poly, San Luis Obispo. Bob was up at Stanford. Cal Poly was closer. So I flew up to Cal Poly. Met with Jordi. He showing me what he was doing. And he asked if you wanted a job, because I wanted to start building satellites, excuse me, small satellite. If your iPhone, has more computing power than the space shuttle, then why is anybody building a satellite the size of a school bus? And that's how the idea came about.

Marc Bell, CEO of Terran Orbital:

And Jordi said, this is great. I have a job. I have tenure. We'll pay you double. And he's like, great. But I own a company called Tyvak where we make parts and you'd have to buy that too. And so I said, sure. So I invested in Tieback. We moved it in Irvine to a new facility and off to the races we went.

Aerospace Executive Podcast:

So where do you see the market? You guys are pretty well focused. I mean, a lot of people are talking about low worth orbit, internet, the sky, Elon Musk Starlink type stuff. You're kind of in a different area though.

Marc Bell, CEO of Terran Orbital:

So, we view ourselves as a bus provider. So we build the core of the satellite and we're payload agnostic, meaning you could do internet of things, 5G, communications, earth observation. We don't care what you do as long as you're using us to build your bus.

Now we can build payloads as well, but the bus is where it all starts and we are viewing... So we don't compete with all these companies like, that are starting up, that are doing things like a BlackSky or Aspire. People like that could be a customer of ours where we can go ahead and build the buses for them. And we decided to focus on the US market and focus predominantly on national security interests. And so we do a lot of civil work for NASA, but our primary customer is the US government. DOD, IC community. And it's been... We've seen fabulous growth throughout the business.

Aerospace Executive Podcast:

Now I see Lockheed Martin is a big investor or an investor in Terran. I got to take it, US government, Lockheed Martin. Little... Good customer of yours. Investor and customer.

Marc Bell, CEO of Terran Orbital:

So Lockheed Martin was by design. So we went out and we needed a big brother. And so we went out and did a big off of all the big primes. We met with them and Lockheed really fit our vision of where we want to go. And so we... They invested in the company, but more importantly, they're our partner. We signed something called the Strategic Cooperation Agreement with them. So we go ahead and jointly bid on and produce satellites, programs with them all throughout the US government.

Aerospace Executive Podcast:

Gotcha. And then obviously we've talked about AE Industrial Partners as an investor and a partner with you. They've obviously got Red Wire Component. They supplying components to Terran as you manufacture the satellites as well? What's your supply chain look like in the whole manufacture process?

Marc Bell, CEO of Terran Orbital:

So Red Wire is one of many suppliers for us. We are acquiring a lot of our supply chain or cutting strategic deals so Red Wire is an investor with us. Just like Big Bear as well, and Big Bear AI. So, we are looking... We are partnering with people and really the goal at the end of the day is to control quality, control manufacturing, and mass producibility of what we're doing.

Aerospace Executive Podcast:

I was out in my backyard, I don't know, two weeks ago watching a SpaceX rocket fly up the east coast of Carolina at 11 o'clock at night. It's a pretty cool thing.Everybody thinks about SpaceX as an emerging galactics but nobody really thinks about the manufacturer of the sat- Nobody knows. You can talk about the launch guys, but nobody knows who manufactures the equipment.

Marc Bell, CEO of Terran Orbital:

Yeah.

Aerospace Executive Podcast:

How big's your market? How big's your market? How competitive is it? What's it look like?

Marc Bell, CEO of Terran Orbital:

So we have two parts of the business. We have one part, which is our satellite solutions business, which is where we build satellites. And all of our competitors have been acquired. So Millennium got acquired by Boeing. Blue Canyon got acquired by Raytheon, but by getting acquired with the big primes, their cost structure will change. They'll going to become part of the big primes and become non-competitive and they'll go... And there's a mission within Space Force and the US government to lower the cost of acquisition and break the stranglehold of the primes they have on the cost of manufacturing satellites.

Marc Bell, CEO of Terran Orbital:

And we really are the best of both worlds. So we have all the knowledge and educa- All the knowledge and history of Lockheed Martin. And we have all the advantages of being an entrepreneurial organization at Terran Orbital. So the combination of the two of us is a powerful force when we go in and bid on work because we're able to provide very low cost, very high quality products to our customers at the end of the day.

Aerospace Executive Podcast:

It's fascinating. Now, you're building a facility now, I see you. You're building a facility in the Space Coast.

Marc Bell, CEO of Terran Orbital:

We're building nonstop everywhere, but the last one we have on Space Coast, it's a 600,000 plus square foot facility that'll be able to do over a thousand satellites a year in house. We want be able to manufacture our own printed circuit boards. Everything will be done in house and we're very excited about it.

Aerospace Executive Podcast:

Space Coast is starting to get a little bit... And let's just talk about the people's side of the house and COVID, everybody's dying for top talent. Embraer is on the Space Coast, now, obviously NASA. There's a lot of competition there. How are you finding people? How you set yourself apart? Tell me about that. Tell me about that dynamic right now.

Marc Bell, CEO of Terran Orbital:

So, when I took over as CEO in March of last year, we had about 120 people. Today we're just under 300 and adding people at a rapid pace. People want to work for a startup. People want to leave the big primes. People like the excitement. They like the stock. I mean, we're going public through a merger with Tailwinds Two, which is on the New York stock exchange. It trades under the symbol TWNT. People want to become a part of a fast growth, high growth public company and it's exciting because... We always explain to future employees, you don't get rich getting a paycheck. You get rich building equity and they work hard. At the end of the day, our employees control our own destiny. And it's great.

Aerospace Executive Podcast:

Let's talk about that a little bit, if you don't mind.

Marc Bell, CEO of Terran Orbital:

Sure.

Aerospace Executive Podcast:

I say the same thing to people all the time. Quit thinking about the base and the bonus and start thinking about building the company. Go to a place where you can get some equity and have a good time. Going back to you and your entrepreneurial streak, you've obviously over the years built a pretty good team, surrounded yourself with some really good people who understand how to build value, build company value. How did you connect with these people and how do you keep those... Tell me about that relationship building process.

Marc Bell, CEO of Terran Orbital:

I consider myself very blessed to have met a phenomenal group of people over the past 30 years and some of whom who stuck with me all along and I always say and I mean it, I always want to hire people smarter than myself. I always want to be the dumbest guy in the room and granted it's a very low hurdle and that's okay. And we all sign on to the same mission. We all have a plan and what our business plan is and we march forward. And it's exciting.

Aerospace Executive Podcast:

When you talk about those relationships, are you guys always continually looking at different businesses and thinking about this? Is it networks of people in different industries, just from a people standpoint? If you're talking to a young person and saying, "Hey, here's how you grow your network of people." What are you thinking?

Marc Bell, CEO of Terran Orbital:

We stick to what we know. I mean, we try to almost always technology businesses. Granted we've gotten on some tangents over the decades for some intellectual stimulations, have been fun, but we always try to stick to what we know. And we're very good with things, software, hardware, applications of that, but mostly problem solving. If you look at Terran Orbital, the other side of the business is our mission solutions business. It's solving problems. So, our first constellation we're going to be building is called PredaSAR. And the way we look at that is you have earth observation 1.0, which is electro optical imaging. You look at DigitalGlobe or Planet Labs viewing the earth, but you only can see the earth on a clear sunny day when the sun's reflecting from the earth. So, then earth observation 2.0 was synthetic aperture radar. You can see through cloud and with PredaSAR, it's earth observation 3.0. We're merging optical imaging and synthetic aperture radar into a single platform and it gives us 24/7 observation of the earth.

Aerospace Executive Podcast:

From a military standpoint, or DOD, national security standpoint, the results are obvious. The need is obvious. What about from a commercial standpoint? What commercial companies would come to you with that kind of need outside the DOD?

Marc Bell, CEO of Terran Orbital:

I mean, there's lots of things we could do and problems we can solve around the world. For example, for global warming, we could tell you how high ice is floating off the water, where you have ice melts, because with radar you can measure the depth of an iceberg, how tall it is. We could see on the map, out on the Brazilian rain forest, we could see under the canopy where there are indigenous tribes and where there's illegal logging. So, there's lots of applications to make help make the world a better place outside of our national security interest of making the world a safer place. So, at the end of the day, all we want to do is make the planet a better place, regardless of what side of the house we're talking about.

Aerospace Executive Podcast:

I mean, obviously rapidly developing technology's moving in a mile a minute or faster. Your satellites are probably in space for... What's the life of a satellite five, six years in orbit?

Marc Bell, CEO of Terran Orbital:

They're five years and we're moving at a rate of about six kilometers a second. So, we're moving pretty fast and-

Aerospace Executive Podcast:

Yeah, you talk about the technology though, and you're going, hey, the technology we build today is obsolete six years. How are you staying ahead? Do you have a team of scientists or just kind of staying ahead of the technology? Are you letting your customers figure out the requirements and then you build them to meet them?

Marc Bell, CEO of Terran Orbital:

We're very lucky. We have a phenomenal team of scientists, but we also do what's called CRADAs, cooperative research and development agreements with government entities, such as Jet Propulsion labs, Lawrence Livermore labs, MIT Lincoln Labs. And so we get the access to government dollars to help us to do development. So, we're always working on next generation. Every satellite we're working on today, we're working also on what that satellite will look like five years from now.

Aerospace Executive Podcast:

Gotcha. Now, as part of that too, your management team is unbelievable.

Marc Bell, CEO of Terran Orbital:

Thank you.

Aerospace Executive Podcast:

Talk about you brought in some amazing Air Force officers, some folks out in NASA. How did you actively recruit them? How you bring them in? How'd you get out of the big company and start thinking about startup? Was it a big mind shift for them to go from big mama Boeing to Terran 300 person company that's on fire?

Marc Bell, CEO of Terran Orbital:

A lot of the people who've joined us from the military, from all branches of the military, they were the customer. So, they understand better than anybody else what we're building and what the applications are for what we're building today. So, they all found it very exciting because they saw the needs when they were in the military and they see what we're building to solve the problems that the military has. And it was an easy sell.

Aerospace Executive Podcast:

They like the building the company part.

Marc Bell, CEO of Terran Orbital:

They like the building the company part, but they're want to protect the war fighter. They want to keep people safe. I mean, these are people who dedicated their lives to national security. And we thank them for their service and that being said, they still want to be able to be active in national security and this this is, unlike the big primes, here they can have a real active global role in what we're doing.

Aerospace Executive Podcast:

What's your talent mapping process? You've obviously gone out and you've found the best and the brightest from the military. But you've got another tier underneath them. What's your process for going out and finding the best and the brightest? And how do you manage the process? And how do you attract them, and other than, hey, the equity package, et cetera, how do you sell decision?

Marc Bell, CEO of Terran Orbital:

No, we use a lot of recruiting firms that's really good. The recruiting firms have the ability to reach. They have a network of people that we just don't have access to. So firms like yours are tremendously helpful.

Aerospace Executive Podcast:

I think more of the questions I was asking you thinking about is, is there a profile that you look for in an executive? Private equity companies like private equity experience or we're looking for a certain pedigree or engineering discipline, things like that? How do you determine success in the executives that you hire?

Marc Bell, CEO of Terran Orbital:

In a perfect world, it's a PhD in engineering with an MBA. Perfect world. It's doesn't happen that often. But you want someone who understands business, but also understands the technology. So you need a very sophisticated person, but also someone who understands how to read a balance sheet and how to manage people, because managing people's always the hardest part, especially in hyper growth companies. You're bringing on a very diverse workforce and very quickly you're bringing them on board and you have to train them, get them up to speed, get them to work as a team. And you're building your teams all the time and it takes a while to get these things to gel.

Aerospace Executive Podcast:

Anything out of the ordinary, from what you've done in your prior companies, or do you find the process the same in the satellite world?

Marc Bell, CEO of Terran Orbital:

So it's funny. We talk about this all the time and we're using the same playbook here that we've been using for the past 30 years. The playbook we wrote at Globix on how to build a startup. We're trying as much as possible to use that playbook here, because that was a poster child on hyper growth, getting people on board, smart people on board, revolutionizing an industry. And that's exactly what we did here. If you think about it, we were the pioneers of the small sat. Dr. Jordi Puig-Suari is the founder of Tyvak, is the inventor of the CubeSat. So, he is the guy who started this whole thing. And so we are going out and trying to re-art, finding people and putting them into places, helping them to build their teams. And it's all on the playbook from before.

Aerospace Executive Podcast:

It's amazing. A 30 year old playbook still stands today. It's like just go back to the basics and focus on.

Marc Bell, CEO of Terran Orbital:

It's like Michael Porter's book, competitive strategy. The Harvard professor. The book is still relevant 30 years later.

Aerospace Executive Podcast:

It's great. So in addition to some phenomenal investment from private equity from Lockheed Martin, you got the state of Florida to invest a large sum of money into Terran at $300 million.

Marc Bell, CEO of Terran Orbital:

Yeah. So they're putting up to $300 million to build a new facility. We're bringing 2100 jobs to the Space Coast. And it's a win-win for both of us.

Aerospace Executive Podcast:

Was that a difficult process to convince Florida to make that investment? Or was it, here we are. Here's our management team. Here's what we're doing. Come in, the water's warm.

Marc Bell, CEO of Terran Orbital:

We have a lot of offers from a lot of states to do this. But Florida was by far the easiest and the best to work with.

Aerospace Executive Podcast:

You like the growth there?

Marc Bell, CEO of Terran Orbital:

I like the weather here.

Aerospace Executive Podcast:

Now you had facilities in California... You have facilities in California, are they going to stay? Or you're moving everything to these coast?

Marc Bell, CEO of Terran Orbital:

No. No. They're going to stay. And this is going to be additional facilities on the East Coast. We're going to continue to expand out of California despite the tax rate. And we're going to again expand. We're going to build brand new facilities here in Florida.

Aerospace Executive Podcast:

How's the relationship. Obviously SpaceX is one of the premier launch vehicles. Is that who's carrying most of your payloads into space and talk about how that dynamic. 20 years ago, launched a satellite into the orbit was $100 million. Today, it's a fraction. How's that [crosstalk 00:20:35].

Marc Bell, CEO of Terran Orbital:

Marco Villa, who was one of the original guys at Tyvak was one of the original guys of SpaceX. He was one of the original first 100 employees. And we have a phenomenal relationship with SpaceX. They are a great ride, very reliable ride. And so they're a primary ride to orbit, but we use everybody. So we're ride agnostic. At the end of the day, it's what the customer wants.

Aerospace Executive Podcast:

When you talk about a launch, is it a constellation, a small cube satellite? Are you launching a constellation? Are you doing onesie-twosie? What's that whole process look like?

Marc Bell, CEO of Terran Orbital:

We've gone from building... We don't build CubeSats anymore. We've gone from building CubeSats. We went from building a one use to three use, which we don't do anymore. We'll still do six use, butit's really 12 use, 16 use, but now we're building satellites as big as 500 kilograms. So the satellites have gotten bigger. At first, they got smaller and now they've gotten bigger because the demands of what the government wants to put on them require a bigger bus.

Aerospace Executive Podcast:

Has that provided challenges as far as the manufacturing process goes, to go from from smaller to big, or is it just kind of, Hey, look we're just adjusting and we're taking it from there?

Marc Bell, CEO of Terran Orbital:

No. It's pretty much, it's just scalability. In other words, we're just building the same design, just larger size. Think of it as a Chevy suburban and a Chevy Tahoe. The suburban is just three feet longer but it's the same car.

Aerospace Executive Podcast:

Obviously you're not public yet, divulge, say what you can, you're talking about satellite manufacturer. What's the average cost of a satellite today, margins you look for? Is margins going to be increasing down the road with technology? Is it a competitive market? How's that all look for Terran?

Marc Bell, CEO of Terran Orbital:

The price is on one hand, our goal to continue to drive the cost down to our customers, but we're also driving down the cost of manufacturing. So as for Space Florida, for example, will be a fully robotic assembly facility. So we'll be able to cut our costs almost in half producing a satellite and produce them much faster and quicker. So it'll be higher quality at a lower cost in a faster timeline for our customers. And that's the goal.

Aerospace Executive Podcast:

What's when you talk about... So it is fully robotic. You've partnered up with, who's your biggest partner as far as the manufacturing lines go? How are you continually modernizing your assembly lines.

Marc Bell, CEO of Terran Orbital:

We're doing a lot of this in-house, believe it or not. And our goal is to, other than buying some of the equipment from the outside, but we've always been a big believer, just like we did in the nineties at Globix, we built our own data centers ourselves. We'd like to do things ourselves, because we control the quality control exactly what we want. And I'm lucky enough to be surrounded by smart enough people who know how to do this.

Aerospace Executive Podcast:

I love it. 50,000 satellites, though, in the next 10 years. You read the news, you divide by two and there's the truth, right? Everybody talks about space getting crowded and you had some interesting comments. I was listening to another interview you did. You had some interesting comments about space and crowdedness.

Marc Bell, CEO of Terran Orbital:

So space situation awareness, what people call managing or monitoring what's up in space. But you think about it. There's a lot of space in space.. You have a lot of Y. You have X, Y, and Z, right?

Aerospace Executive Podcast:

Right.

Marc Bell, CEO of Terran Orbital:

But 40% of the earth is covered by land, 60% by oceans. Of that 40% of land, you've got 3.2 billion cars, and you have about 2000 feet of Y being Burj Khalifa, and that's about it. And most of those cars don't crash into each other or that every day, a few of them do. But in space, you have 48,000 miles of Y. So you have an enormous amount of space in space. You have low earth orbit, medium earth orbit, geosynchronous orbit, plus we do missions to the moon, to Mars, deep space. So there's an infinite amount space out there, but traffic management is becoming an issue.

And just like the other day, the Chinese were claiming they had to move out of the way. Starlink, but I'm sure they'd claim anything to get a little bit of press. But the reality is there's a lot of space out there and the government is doing a very good job of coming up ways for traffic management this space debris that's out there. People who are testing these anti-satellite weapons is very irresponsible because it creates lots of debris, which affects everybody. And eventually, there'll be hopefully some laws around doing that, but there'll also be some mechanisms people will build to go ahead and clean up some of that garbage that's out there. I don't see it being that far away.

Aerospace Executive Podcast:

Do you see a stricter regulatory environment? FCC, whoever, do you see them playing a bigger hand in it or do you think, for the most part, everybody's a responsible user with the exception of the incidents you just mentioned?

Marc Bell, CEO of Terran Orbital:

The regulators are doing a great job, and whether it be the FCC or NOAA, they're responsibly managing the process for space. We're very happy with what they're doing. You don't want people throwing stuff in orbit and causing problems. And accidents do happen. You had a collision, I think a couple years ago, which you saw just bumped into each other, and that was just purely an accident. But future satellites will be able to avoid each other automatically.

Marc Bell, CEO of Terran Orbital:

You're going to see over the next five years are a whole slew of new systems for collision avoidance, like how airplanes have GCAS today. You'll see satellites having that as well. TCAS tell the pilots to go up, to go down to avoid each other, but you'll see satellites will automatically have artificial intelligence. They know to move left and right and will move up or down to avoid each other.

Aerospace Executive Podcast:

What's got you most excited? Obviously, it's a relatively young industry. Much when you were developing internet in Eastern Europe, you must have been excited for the future. What's got you really excited now?

Marc Bell, CEO of Terran Orbital:

Satellite’s been around for decades, but it's been this what we call new space and the affordability of space and people like SpaceX that made it cheap to get rides into orbit. But now, you have rocket labs and ABL and all these new guys launching cheap rockets. So it became much more cost effective going to space. And guys like us reduced the cost. What you could do for a billion dollars, I can now do for $10 million in terms of a satellite. So you don't need to spend a billion dollars anymore to build a satellite. We have the same functionality on a $10 million satellite. It's a big difference. And so, exciting is all the different applications that we can now do for low earth orbit that couldn't be done before and at a price point that makes all different kinds of missions doable that you couldn't do before.

Aerospace Executive Podcast:

Now, you're obviously DOD, a little bit more DOD centric. Do you see yourself moving more into that commercial world? Do you have enough manufacturing capability to take on some additional clients or you're pretty happy with your current customer?

Marc Bell, CEO of Terran Orbital:

We love our current customer, but we will move with Space Florida being opened into more commercial work as well, but we want to keep a healthy balance between commercial, civil and government work, a healthy balance out there.

Aerospace Executive Podcast:

In addition to the internet from space, obviously XM Sirius, the stuff people know, where do you see industries developing from space? Much like you saw the internet as the internet has transformed over the last 25 years, what new industries are we going to see coming from space?

Marc Bell, CEO of Terran Orbital:

You're going to see a lot of things, a lot of AI pulling together all these different data sources. For example, people doing optical imaging, synthetic-aperture radar, hyperspectral imaging, but people will start to mesh all this together, provide all sorts of intelligence about our planet that wasn't available before. And it could help agriculture, it could help climate change, it could help all sorts of things that just wasn't available before. Imagine that being Florida the day before, the day after a hurricane and having software tell you everybody who was missing or moved the day before the hurricane to prevent insurance fraud. And so, there's tons of applications that are going to be building to save companies billions and make companies billions. If you're monitoring crops in different countries, in different places, you can monitor them in real time and figure out where you're getting the highest yield. And imagine an unlimited food supply for the planet just by having better crop management, and feeding the planet, hydrating the planet. There's lots of things that can be done from space today. And over the next decade, it was not practical to do before.

Aerospace Executive Podcast:

Anything that scares you a little bit?

Marc Bell, CEO of Terran Orbital:

Nothing scares me. If anything, it's making the world a safer place. Knowledge is power. And people seeing what everybody else is doing, if you look at the Cold War, once everybody, the Russian, the US opened up, we were able to see what they're doing, you had nuclear arms reduction, you had things that made it a safer place because if everybody knows what everybody's doing, there's no surprises and that people can talk things through.

Aerospace Executive Podcast:

Gotcha. You're getting ready to go. You're not quite public yet. I know your SPAC sponsor is public, but you guys are going to merge in ...

Marc Bell, CEO of Terran Orbital:

We're hoping some time for Q1 of this year.

Aerospace Executive Podcast:

And then, you're going to trade New York Stock Exchange under what ticker symbol?

Marc Bell, CEO of Terran Orbital:

The current symbol for this SPAC is TWNT. Our new symbol is going to be LLAP.

Aerospace Executive Podcast:

And obviously, you've got to be excited about your prospects and growth. You think about the meteoric growth the industry is seeing, what's the challenges of managing all that?

Marc Bell, CEO of Terran Orbital:

It's managing growth. We're hiring a lot of people, building a lot of facilities and getting these people to work together. People are our biggest asset, but you're taking a lot of people from diverse backgrounds and putting them in teams. People are always the hardest thing to manage. But once you get them to work together as a team, it's beautiful.

Aerospace Executive Podcast:

I love it. Good. We'll see you as a publicly traded company, and Marc Bell, Terran Orbital. Thank you for coming on.

Marc Bell, CEO of Terran Orbital:

Thank you very much for having me

Important Information and Where to Find It

In connection with the proposed potential transaction, Tailwind Two has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Tailwind Two, and after the registration statement is declared effective, Tailwind Two will mail a definitive proxy statement/prospectus relating to the proposed potential transaction to its shareholders. This press release does not contain all the information that should be considered concerning the potential transaction and is not intended to form the basis of any investment decision or any other decision in respect of the potential transaction. Tailwind Two's shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the potential transaction, as these materials will contain important information about Terran Orbital, Tailwind Two and the potential transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the potential transaction will be mailed to shareholders of Tailwind Two as of a record date to be established for voting on the potential transaction. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website sec.gov.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two's shareholders with respect to the potential transaction. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in the registration statement on Form S-4 filed by Tailwind Two, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov. Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two's shareholders in connection with the potential transaction. A list of the names of such directors and executive officers and information regarding their interests in the potential transaction are included in the registration statement on Form S-4 filed by Tailwind Two.

Non-Solicitation

This press release and any oral statements made in connection with this press release shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this press release is truthful or complete. Any representation to the contrary is a criminal offense.

Special Note Regarding Forward-Looking Statements

This press release includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management's views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as "project," "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should," and "could" and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this press release may include, for example; statements about Terran Orbital's industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the potential transactions, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two's shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the potential transactions or in the future, the likelihood and ability of the parties to successfully consummate the potential transactions, and those factors set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Tailwind Two's final prospectus relating to its initial public offering dated March 8, 2021, and in subsequent filings with the SEC, including the registration statement on Form S-4 relating to the potential transaction filed by Tailwind Two. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital's actual results (many of which are beyond Terran Orbital's control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law. Terran Orbital's actual results may differ materially from those set forth in this press release.